September 5, 2025

Via Edgar

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Jenny O' Shanick
Erin Purnell

Re:	CCSC Technology International Holdings Limited Registration Statement on Form F-1
Filed August 22, 2025
File No. 333-289769

Ladies and Gentlemen:

This letter is in response to the letter dated September 2, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to CCSC Technology International Holdings Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comment in this response. An amended Registration Statement on Form F-1 (the “Amended Registration Statement”) is being submitted publicly to accompany this letter.

Registration Statement on Form F-1

Prospectus Summary, page 1

1. We note that you removed the summary risk factors that appear to make an investment in you or your offering speculative or risky, as required by Item 105(b) of Regulation S-K. Please revise to include these summary risks and disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we revised our disclosure on page 6 through 10 of the Amended Registration Statement to reinstate the Summary Risk Factors.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Kung Lok Chiu
Name:	Kung Lok Chiu
Title:	Chief Executive Officer and Director

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC